Exhibit 99.1

NEWS RELEASE
May 7, 2008

ARC ENERGY TRUST ANNOUNCES FIRST QUARTER 2008 RESULTS INCLUDING RECORD PRODUCTION VOLUMES AND CASH FLOW AND A 20 PER CENT INCREASE IN DISTRIBUTIONS

Calgary, May 7, 2008 (AET.UN and ARX – TSX) ARC Energy Trust (“ARC” or “the Trust”) announces the results for the first quarter ended March 31, 2008 including record production volumes and cash flow and a 20 per cent increase in distributions.

	Three Months Ended
	March 31
	2008	2007
FINANCIAL
($Cdn millions, except per unit and per boe amounts)
Revenue before royalties	407.9	307.8
Per unit (1)	1.91	1.48
Per boe	66.94	53.29
Cash flow from operating activities (2)	209.9	172.3
Per unit (1)	0.98	0.83
Per boe	34.44	29.83
Net income	81.3	83.3
Per unit (3)	0.39	0.41
Distributions	126.8	123.1
Per unit (1)	0.60	0.60
Per cent of cash flow from operating activities (2)	60	71
Net debt outstanding (4)	770.1	729.7
Total capital expenditures and net acquisitions	121.4	77.7
OPERATING
Production
Crude oil (bbl/d)	29,064	29,520
Natural gas (mmcf/d)	204.3	183.0
Natural gas liquids (bbl/d)	3,856	4,161
Total (boe/d)	66,976	64,175
Average prices
Crude oil ($/bbl)	89.72	60.79
Natural gas ($/mcf)	7.80	7.75
Natural gas liquids ($/bbl)	68.54	48.04
Oil equivalent ($/boe)	66.67	53.18
Operating netback ($/boe)
Commodity and other revenue (before hedging) (5)	66.94	53.29
Transportation costs	(0.73)	(0.81)
Royalties	(11.85)	(9.65)
Operating costs	(9.55)	(8.99)
Netback (before hedging)	44.81	33.84
TRUST UNITS
(millions)
Units outstanding, end of period (6)	214.7	208.7
Weighted average units (7)	213.8	207.9
TRUST UNIT TRADING STATISTICS
($Cdn, except volumes) based on intra-day trading
High	27.06	23.02
Low	20.00	20.05
Close	26.38	21.25
Average daily volume (thousands)	863	658

(1)           Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares. Per unit distributions are based on the number of trust units outstanding at each distribution record date.

(2)           Cash flow from operating activities is a GAAP measure. Historically, management has disclosed Cash Flow, as a non-GAAP measure calculated using cash flow from operating activities less the change in non-cash working capital and the expenditures on site restoration and reclamation as they appear on the Consolidated Statements of Cash Flows.  Cash Flow for the first quarter of 2008 would be $227.4 million ($1.06 per unit). Distributions as a percentage of Cash Flow would be 56 per cent for the first quarter of 2008. Please refer to the non-GAAP measures section in the MD&A for further details.

(3)           Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding (excluding trust units issuable for exchangeable shares).

(4)           Net debt excludes current unrealized amounts pertaining to risk management contracts and the current portion of future income taxes.

(5)           Includes other revenue.

(6)           Includes 1.2 million exchangeable shares exchangeable into 2.31374 trust units each for an aggregate 2.7 million trust units.

(7)           Includes trust units issuable for outstanding exchangeable shares at period end.

HIGHLIGHTS AND ACCOMPLISHMENTS

•                  In light of the strong commodity price environment, the Board of Directors have re-affirmed our base distribution of $0.20 per unit and have approved a monthly “top-up” distribution of $0.04  per unit.  This will bring ARC’s total distribution to $0.24 per unit per month beginning with the June 16, 2008 payment.  The “top-up” distribution will be reviewed on a quarterly basis but is expected to stay in place as long as commodity prices maintain their current strength.

•                  Cash flow from operating activities for the quarter was $209.9 million ($0.98 per unit).  Using the more traditional non-GAAP measure of Cash Flow that excludes changes in non-cash working capital and site restoration spending for the quarter, the Cash Flow was $227.4 million ($1.06 per unit).  The 2008 first quarter Cash Flow increased 24 per cent over the $183.8 million reported in the first quarter of 2007.  The increase is as a result of a 48 per cent increase in the Trust’s realized oil price for the quarter and a four per cent increase in production volumes.

•                  The Trust posted record production for the quarter at 66,976 boe per day, up 2,801 boe per day (4.4 per cent) over the first quarter of 2007.  These production volumes were achieved from internal, organic development of the Trust’s properties as no major acquisitions have been completed since December 2005. The most significant areas with increased production were at Dawson and southeast Saskatchewan.  The Trust expects a decrease in second quarter production as a result of large-scale turnarounds that have been scheduled for some of the Trust’s facilities.

•                  Total capital spending for the quarter including undeveloped land and net property acquisitions of $38.9 million was $121.4 million.  This amount was funded 89 per cent by the Trust’s cash flow from operating activities and proceeds from the distribution re-investment program (“DRIP”).

•                  During the first quarter of 2008, the Trust spent $20.3 million on development of its resource play inventory. In the greater Dawson area, ARC has spent $16.6 million (excluding the cost of land purchases) of the $85 million that was budgeted for the area in 2008.  Four horizontal infill wells were drilled in the quarter and are expected to be completed during the second and third quarters of 2008.  In addition, the Trust drilled two vertical delineation wells at Dawson.  At Sunrise, the Trust began shooting seismic and tested commercial quantities of gas from its 9-13 discovery well.  The Trust spent $13.6 million to add seven gross (4.5 net) sections of land contiguous with the 15 sections of land the Trust purchased in 2007.  The Trust also expanded its land base at Sundown by pooling its 18 sections of land with seven sections of land from a third party on a pro-rata basis - consequently the Trust now owns a 72 per cent working interest in 25 sections of land.  The pooling provides ARC with exposure to additional lands while offsetting some of the exploration risk.  The result of these and other land purchases are that as of March 31, 2008 the Trust has an interest in 120 sections of undeveloped land (100 sections net) in the Montney play in British Columbia, this is up from 96 sections of undeveloped land (87 sections net) at year-end 2007.  The Board approved an additional $40 million of capital for the Dawson area, increasing the 2008 budget for this area to $125 million.

•                  Including first quarter land purchases and the $40 million of incremental capital being allocated to delineating the Trust’s undeveloped Montney lands in northeast British Columbia, the Trust’s 2008 capital budget has been increased from $395 million to $470 million.

•                  The Trust spent $10 million during the first quarter of 2008 on enhanced oil recovery (“EOR”) initiatives, including development capital for the Weyburn and Midale CO2 floods in Saskatchewan. The Trust has been actively working on the CO2 pilot project at Redwater and is on schedule to begin injecting CO2 mid-year 2008.  We expect that it will take 12 to 18 months before we know if the pilot has been successful.

In Memoriam

It is with much regret and sadness that we announce that ARC has lost an important member of its Board of Directors.  Mr. Fred Coles passed away on May 1, 2008.  He was a member of ARC’s Board since inception and contributed his wealth of knowledge and experience to ARC and the community at large.  He will be missed.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) is the Trust management’s analysis of its financial performance and significant trends or external factors that may affect future performance.  It is dated May 6, 2008 and should be read in conjunction with the unaudited Consolidated Financial Statements for the period ended March 31, 2008 and the audited Consolidated Financial Statements and MD&A for the period ended December 31, 2007 as well as the Trust’s Annual Information Form.

The MD&A contains forward-looking statements and readers are cautioned that the MD&A should be read in conjunction with the Trust’s disclosure under “Forward-Looking Statements” included at the end of this MD&A.

Executive Overview

ARC Energy Trust (“ARC”) is one of the top 20 producers of conventional oil and gas in western Canada.  ARC as at March 31, 2008 held interests in excess of 18,000 wells with approximately 5,500 wells operated by ARC and the remainder operated primarily by other major oil and gas companies.  ARC’s production has averaged between 61,000 and 67,000 boe per day in each quarter for the last three years.  The total capitalization of ARC Energy Trust which trades on the Toronto Stock Exchange as at March 31, 2008 was $6.4 billion as set forth on Table 21.

ARC’s objective as an energy company is to provide superior and sustainable long-term returns to unitholders.  Key attributes to the business plan include:

•                  Pay a portion of cash flow to unitholders annually.  Currently the Trust distributes $0.20 per unit per month.  The remainder of the cash flow is used to fund reclamation costs and a portion of capital expenditures.  Since the Trust’s inception in July 1996 to March 31, 2008, the Trust has distributed $21.63 per unit.

•                  Annual replacement of production and reserves through drilling new wells and associated oil and natural gas development activities.  The annual capital budget is being deployed on a balanced drilling program of low and moderate risk wells, well tie-ins and other related costs, and the acquisition of undeveloped land. The Trust continues to focus on major properties with significant upside, with the objective to replace production declines through internal development opportunities.

Table 1 illustrates ARC’s production and reserves per unit that have been achieved while making distributions since January 1, 2006, of $5.40 per unit or $1.1 billion.

Table 1

Per Trust Unit	Q1 2008	2007	2006
Normalized production per unit (1)	0.33	0.30	0.31
Normalized reserves per unit (1)	—	1.35	1.40
Distributions per unit	$0.60	$2.40	$2.40

(1)                            Normalized indicates that all years as presented have been adjusted to reflect a net debt to capitalization of 15 per cent. It is assumed that additional trust units were issued (or repurchased) at a period end price for the reserves per unit calculation and at an annual average price for the production per unit calculation in order to achieve a net debt balance of 15 per cent of total capitalization each year. The normalized amounts are presented to enable comparability of annual per unit values.

•                  The periodic strategic acquisition of producing and undeveloped properties to enhance current production or provide the potential for future drilling locations and if successful additional production and reserves. Acquisitions are evaluated internally to determine the value and potential of the property; acquisition amounts in excess of $25 million are subject to Board approval.

•                  Using prudent production practices to maximize the recovery of oil and natural gas from the reservoirs.

•                  Controlling costs for both routine operating expenditures and costs incurred for capital projects.  ARC expects that the aggregate amount of operating costs will increase over time as ARC adds approximately 300 wells per year to its operating base to replace the natural decline on existing producing wells.

ARC’s business plan and operating practices also include the following strategies and action plans that are being under taken to increase ARC’s competitiveness and future profitability:

•                  Continual development of staff expertise and the hiring and retention of some of the industry’s best and most qualified personnel.

•                  Building relationships with suppliers, joint venture partners, government and other stake holders and conducting business in a fair and equitable manner.

•                  Promoting the use of proven and effective technologies to enhance the recoverable resources in place and reduce costs.

•                  Being an industry leader in health, safety and environmental performance.

•                  Actively supporting local initiatives and charities in the communities in which we live and work.

The effectiveness of ARC’s business plan can best be measured by historical results as shown in Table 2.  Investors and unitholders will appreciate that commodity prices are a significant factor determining profitability and market returns of the trust units, however the combination of appreciating commodity prices and the successful execution of ARC’s business plan has resulted in the following returns to unitholders:

Table 2

Total Returns ($ per unit except for per cent)	Trailing One Year	Trailing Three Year	Trailing Five Year
Distributions per unit	$2.40	$6.94	$10.54
Capital appreciation per unit	$3.49	$8.23	$14.79
Total return per unit	$5.89	$15.17	$25.33
Annualized total return per unit	38.3%	25.0%	31.2%

2008 Guidance

Table 3 is a summary of the Trust’s 2008 Guidance issued by way of news release on November 7, 2007 (posted on www.sedar.com) and a review of 2008 actual results compared to guidance:

Table 3

	February 2008 Guidance	Actual 2008 YTD	2008 Revised Guidance(3)
Production (boe/d)	63,000	66,976	63,000
Expenses ($/boe):
Operating costs	10.20	9.55	10.20
Transportation	0.80	0.73	0.80
G&A expenses (1)	2.55	3.47	3.00
Interest	1.90	1.44	1.90
Capital expenditures ($ millions) (2)	395	111	470
Weighted average trust units and units issuable (millions)	216	214	216

(1)

Cash G&A expenses for the first quarter were $1.52 per boe. The components of the $3.00 per boe G&A guidance for the full year are as follows: cash G&A - $1.80/boe; cash component of LTIP - $1.00 per boe; non-cash LTIP component - $0.20 per boe.

(2)	2008 Capital Expenditure Guidance has been revised to reflect additional monies to be allocated to land expenditures and resource play development in the Dawson area.
(3)

Production, operating costs, transportation and interest expense are subject to ARC’s mid-year review. Revisions to guidance, if necessary, will be reflected in conjunction with the second quarter results.

The 2008 Guidance provides unitholders with information as to management’s expectations for results of operations for 2008. Readers are cautioned that the 2008 Guidance may not be appropriate for other purposes.   ARC has announced a $470 million capital expenditure budget for 2008 that comprises a robust drilling and development program on its diverse asset base, funding of EOR projects and an allocation of funds to purchase undeveloped lands.

Actual results for the first quarter of 2008 were in line with 2008 guidance with some minor exceptions as follows:

•                  Non-cash G&A expenses of $1.95/boe were greater than anticipated due to the strong increase in the Trust’s unit price during the quarter which increased the Trust’s non-cash LTIP expense.

•                  Production of 66,976 boe per day was greater than anticipated due to better than expected drilling results and approximately 1,000 boe per day adjustment related to prior periods primarily as a result of payout being reached on some farmed out properties.

Non-GAAP Measures

Historically, management used the non-GAAP measure Cash Flow or cash flow from operations to analyze operating performance, leverage and liquidity. We have now chosen to use the GAAP measure cash flow from operating activities instead of Cash Flow or cash flow from operations. There are two differences between the two measures and cash flow from operating activities; positive or negative changes in non-cash working capital and the deduction of expenditures on site restoration and reclamation as they appear on the Consolidated Statements of Cash Flows. Although management feels that Cash Flow, or cash flow from operations, is a valued measure of funds generated by the Trust during the reported quarter, we have changed our disclosure to only discuss the GAAP measure in the MD&A in order to avoid any potential confusion by readers of our financial information and in our opinion, to more fully comply with the intent of certain regulatory requirements.

Our historical measure of Cash Flow reflected revenues and costs for the three months reported in the quarter. This amount, however, comprised accruals for at least one month of revenue and approximately two months of costs. The oil and gas industry is designed such that revenues are typically collected on the 25th day of the month following the actual production month. Royalties are typically paid two months following the actual production month and operating costs are paid as the invoices are received. This can take several months; however, most invoices for operated properties are paid within approximately two months of the production month.  In the event that commodity prices and or volumes have changed significantly from the last month of the previous reporting period over the last month of the current reporting period, a difference could occur between cash flow from operating activities and our historical non-GAAP measure of Cash Flow or cash flow from operations.  Additionally, periods where the Trust spends a significant amount on site restoration and reclamation would result in a difference between cash flow from operating activities and Cash Flow or cash flow from operations.

At the time of writing this MD&A, substantially all revenues have been collected for the production period of March 2008. Management performs analysis on the amounts collected to ensure that the amounts accrued for March are accurate. Analysis is also performed regularly on royalties and operating costs to ensure that amounts have been accurately accrued.

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as distributions as a per cent of cash flow from operating activities, operating netbacks (“netbacks”), total capitalization, finding, development and acquisition costs, recycle ratio, reserve life index, reserves per unit and production per unit to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for the Trust. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

2008 First Quarter Financial and Operational Results

Financial Highlights

Table 4

	Three Months Ended March 31
(Cdn $ millions, except per unit and volume data)	2008	2007	% Change
Cash flow from operating activities	209.9	172.3	22
Cash flow from operating activities per unit (1)	0.98	0.83	18
Net income	81.3	83.3	(2)
Net income per unit (2)	0.39	0.41	(5)
Distributions per unit (3)	0.60	0.60	—
Distributions as a per cent of cash flow from operating activities	60	71	(15)
Average daily production (boe/d) (4)	66,976	64,175	4

(1)                                  Per unit amounts are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares at year-end.

(2)                                  Based on net income after non-controlling interest divided by weighted average trust units outstanding excluding trust units issuable for exchangeable shares.

(3)                                  Based on number of trust units outstanding at each cash distribution date.

(4)                                  Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A natural gas has been converted to barrels of oil equivalent (“boe”) based on 6 mcf:1 bbl. The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the well head. Use of the term boe in isolation may be misleading.

Net Income

Net income in the first quarter of 2008 was $81.3 million ($0.39 per unit), a decrease of $2 million from $83.3 million ($0.41 per unit) in 2007.  Although revenues in the first quarter of 2008 increased by over $100 million, this amount was off set by a $34.3 million increase in the loss on risk management contracts, a $16.4 million increase in royalty expense, a $12.1 million increase in G&A expense and a $6.3 million increase in operating expenses.  In addition, the Trust recorded a $15 million foreign exchange loss on its U.S. denominated debt as compared to a $5 million gain recorded in the same period of 2007 as a result of the movement in the Canadian dollar in relation to the U.S. dollar.  Finally, the Trust recorded a $0.5 million income tax expense for the first quarter of 2008 as compared to a recovery of $11.4 million for the first quarter of 2007.

A measure of sustainability is the comparison of net income to distributions. Net income incorporates all costs including depletion expense and other non-cash expenses whereas cash flow from operating activities measures the cash generated in a given period before the cost of acquiring or replacing the associated reserves produced. Therefore, net income may be more representative of the profitability of the entity and thus a relevant measure against which to measure distributions to illustrate sustainability. As net income is sensitive to fluctuations in commodity prices and the impact of risk management contracts, currency fluctuations and other non-cash items, it is expected that there will be deviations between annual net income and distributions. Table 5 illustrates the annual shortfall of distributions to net income as a measure of long-term sustainability.

Table 5

Net income and Distributions ($ millions except per cent)	Q1 2008	2007	2006
Net income	81.3	495.3	460.1
Distributions	126.8	498.0	484.2
Excess (shortfall)	(45.5)	(2.7)	(24.1)
Excess (shortfall) as per cent of net income	56%	(1)%	(5)%
Distributions as a per cent of cash flow from operating activities	60%	71%	66%

Cash Flow from Operating Activities

Cash flow from operating activities increased by 22 per cent in 2008 to $209.9 million from $172.3 million in the first quarter of 2007. The increase in 2008 cash flow from operating activities is detailed in Table 6.

Table 6

	($ millions)	($ per trust unit)	(% variance)
Q1 2007 Cash flow from Operating Activities	172.3	0.83
Volume variance	17.0	0.08	10
Price variance	83.2	0.40	48
Cash (losses) on risk management contracts	(36.5)	(0.18)	(21)
Royalties	(16.4)	(0.08)	(10)
Expenses:
Transportation	0.3	—	—
Operating (1)	(4.9)	(0.02)	(3)
Cash G&A	(0.5)	—	—
Interest	1.1	0.01	1
Realized foreign exchange gain	0.3	—	—
Weighted average trust units	—	(0.03)	—
Non-cash and other items (2)	(6.0)	(0.03)	(3)
Q1 2008 Cash flow from Operating Activities	209.9	0.98	22

(1)          Excludes non-cash portion of LTIP expense recorded in operating costs.

(2)          Includes the changes in non-cash working capital and expenditures on site restoration and reclamation.

2008 Cash Flow from Operating Activities Sensitivity

Table 7 illustrates sensitivities to pre-hedged operating income items with operational changes and changes to the business environment:

Table 7

	Impact on Annual Cash flow from operating activities (2)
Business Environment	Assumption		Change	$/Unit
Oil price (US$WTI/bbl) (1)		$85.00	$1.00	$0.04
Natural gas price (Cdn $AECO/mcf) (1)		$6.50	$0.10	$0.03
Cdn$/US$ exchange rate		$1.03	$0.01	$0.05
Interest rate on debt	%	5.75%	1.0	$0.02
Operational
Liquids production volume (bbl/d)		32,100%	1.0	$0.03
Natural gas production volumes (mmcf/d)		185.0%	1.0	$0.02
Operating expenses per boe		$10.20%	1.0	$0.01
Cash G&A expenses per boe		$2.55%	10.0	$0.03

(1)                                  Analysis does not include the effect of hedging contracts.

(2)                                  Assumes constant working capital.

Production

Table 8

	Three Months Ended March 31
Production	2008	2007	% Change
Light & medium crude oil (bbl/d)	27,718	28,094	(1)
Heavy oil (bbl/d)	1,346	1,426	(6)
Natural gas (mcf/d)	204,328	182,962	12
NGL (bbl/d)	3,856	4,161	(7)
Total production (boe/d) (1)	66,976	64,175	4
% Natural gas production	51	48	6
% Crude oil and liquids production	49	52	(6)

(1)                                  Reported production for a period may include minor adjustments from previous production periods.

Production volumes averaged 66,976 boe per day in the first quarter of 2008 up four per cent from the same period in 2007.  The Dawson area produced 7,250 boe per day throughout the first quarter as a result of wells drilled in 2007 that were brought on stream in December 2007 once the new West Doe third party processing facility was brought on-line.  Strong operational performance has resulted in increased volumes in southeast Saskatchewan and the Pouce Coupe area.  Looking ahead to the second quarter, the Trust is anticipating a decrease in volumes resulting from scheduled turnarounds, including a planned turnaround at Redwater which is expected to shut in production of 4,100 boe per day for at least 15 days in June 2008.  A turnaround of this magnitude has not been completed for several years at Redwater and there is uncertainty as to the amount of time that will be required to complete all the necessary work.  At this time, the Trust is maintaining its annual production guidance of 63,000 boe per day and will plan to reforecast full year volumes in conjunction with the second quarter release.

Table 9 summarizes the Trust’s first quarter production by core area:

Table 9

	Three Months Ended March 31, 2008				Three Month Ended March 31, 2007
Production	Total	Oil	Gas	NGL	Total	Oil	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Central AB	7,770	1,460	30.3	1,263	8,492	1,782	31.9	1,390
Northern AB & BC	23,474	5,906	96.4	1,500	20,121	6,073	74.7	1,607
Pembina & Redwater	13,998	9,460	21.6	938	13,731	9,535	18.9	1,046
S.E. AB & S.W. Sask.	10,041	985	54.2	16	10,322	1,119	55.2	8
S.E. Sask. & MB	11,693	11,253	1.8	139	11,509	11,011	2.3	110
Total	66,976	29,064	204.3	3,856	64,175	29,520	183.0	4,161

(1)                                  Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan, MB is Manitoba, S.E. is southeast and S.W. is southwest.

Revenue

Revenue increased to a historical high of $407.9 million in the first quarter of 2008. The increase in revenue was attributable to both higher realized oil prices and overall increased production volumes. Prior to hedging activities, ARC’s total realized commodity price was $66.67 per boe in the first quarter of 2008, a 25 per cent increase from the $53.18 per boe received prior to hedging in 2007.

A breakdown of revenue is as follows:

Table 10

Revenue	Three months ended March 31
($ millions)	2008	2007	% Change
Oil revenue	237.3	161.5	47
Natural gas revenue	145.0	127.7	14
NGL revenue	24.1	18.0	34
Total commodity revenue	406.4	307.2	32
Other revenue	1.5	0.6	150
Total revenue	407.9	307.8	33

The oil and natural gas prices realized by the Trust are based upon quality and transportation differentials from major North American commodity postings. The Trust’s realized oil price was 93 per cent of the Edmonton posted oil prices, the same as that received in the comparable quarter of 2007, however the differential widened out to $7.07 per barrel as a result of higher posted prices.  The Trust’s natural gas prices of $7.80 per mcf was higher than the AECO monthly average in the quarter of $7.13 per mcf as a result of volumes sold at the AECO daily index that on average was higher than the monthly index for the first quarter of 2008.

Table 11

	Three Months Ended March 31
	2008	2007	% Change
Average Benchmark Prices
AECO gas ($/mcf) (1)	7.13	7.46	(4)
WTI oil (US$/bbl) (2)	97.96	58.12	69
Cdn$/US$ foreign exchange rate	1.01	1.18	16
Edmonton Posted oil (Cdn $/bbl)	97.34	68.09	43
ARC Realized Prices Prior to Hedging
Oil ($/bbl)	89.72	60.79	48
Natural gas ($/mcf)	7.80	7.75	1
NGL ($/bbl)	68.54	48.04	43
Total commodity revenue before hedging ($/boe)	66.67	53.18	25
Other revenue ($/boe)	0.27	0.11	145
Total revenue before hedging ($/boe)	66.94	53.29	26

(1)                                  Represents the AECO monthly posting.

(2)                                  WTI represents West Texas Intermediate posting as denominated in US$.

Risk Management and Hedging Activities

ARC continues to maintain an ongoing risk management program to reduce the volatility of revenues in order to increase the certainty of distributions, protect acquisition economics, and fund capital expenditures. The risk management program and Board approved parameters are discussed in the Trust’s 2007 Annual Report filed on SEDAR.

From a corporate perspective the high commodity prices had a significant positive impact on the Trust’s revenue; however, these strong prices resulted in realized losses recorded on the Trust’s oil risk management contracts.  In addition, the high forward prices for both oil and natural gas at the end of the quarter resulted in the recording of unrealized losses for both products.  Table 12 is a summary of the total gain (loss) on risk management contracts for the first quarter of 2008 as compared to the same period in 2007.

Table 12

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency(3)	Interest	Q1 2008 Total	Q1 2007 Total
Realized cash gain (loss) on contracts (1)	(16.5)	0.4	0.1	(13.5)	(29.5)	7.0
Unrealized gain (loss) on contracts (2)	(15.7)	(12.3)	6.6	2.7	(18.7)	(20.9)
Total gain (loss) on risk management contracts	(32.2)	(11.9)	6.7	(10.8)	(48.2)	(13.9)

(1)	Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.
(2)	The unrealized (loss) gain on contracts represents the change in fair value of the contracts during the period.
(3)

Unrealized gain on foreign currency contracts includes a $7.5 million dollar gain on contracts related to repayments of the Trust’s U.S. denominated long-term debt as well as a $0.9 million loss for foreign currency contracts related the Trust’s crude oil contracts. See the Foreign Exchange Gains and Losses section of this MD&A for further details on the debt related contracts.

During the first quarter of 2008, the Trust decided not to proceed with its planned private note debt issuance due to the continued uncertainty in the U.S. financial markets.  As a result, the Trust unwound the treasury lock contracts that had been entered into to manage the interest rate exposure for the planned debt issuance.  At December 31, 2007, the mark-to-market value of the treasury lock contracts was a loss of $7.4 million.  These contracts were considered an effective hedge at year-end therefore, the loss was recorded as part of Other Comprehensive Income.  Upon canceling the debt issuance, the Trust was no longer able to apply hedge accounting and as a result the full cost of $13.6 million to unwind the transactions was recorded as a realized loss on risk management contracts which decreased net income and cash flow from operating activities in the first quarter of 2008.

The most significant change of ARC’s total unrealized mark-to-market position at quarter end was a $15.1 million loss relating to the Redwater and NPCU hedged volumes of 5,000 bbl per day, which limits US$ WTI price potential to $85 and $90 per barrel in 2008 and 2009 respectively. When these properties were acquired in 2005, the acquisition economics were based on crude oil prices of approximately US$57.50 per barrel.

For the remainder of 2008 the percentage of forecast volumes protected is: 50 per cent in the second quarter, 32 per cent in the third quarter and 29 per cent in the fourth quarter.

Table 13 is an indicative summary of the Trust’s positions for crude oil, natural gas and related foreign exchange for the next twelve months as at March 31, 2008:

Table 13

Hedge Positions
As at March 31, 2008 (1)(2)

	Q2 2008		Q3 2008		Q4 2008		Q1 2009
Crude Oil	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Sold Call	89.04	13,000	90.00	10,000	90.00	10,000	90.00	5,000
Bought Put	70.93	16,000	68.13	10,000	68.13	10,000	55.00	5,000
Sold Put	55.58	12,000	51.07	7,000	51.07	7,000	40.00	5,000
Natural Gas	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day
Sold Call	8.75	92,202	8.51	61,101	9.48	48,570	10.22	42,202
Bought Put	6.95	92,202	6.85	61,101	7.26	48,570	7.59	42,202
Sold Put	5.10	31,101	5.10	31,101	5.17	10,480	—	—
Foreign Exchange	Cdn$/US$	$ million	Cdn$/US$	$ million	Cdn$/US$	$ million	Cdn$/US$	$ million
Bought Put	1.075	3.00	1.075	3.00	1.075	3.00	—	—
Sold Put	1.030	3.00	1.030	3.00	1.030	3.00	—	—
Swap	1.015	12.00	1.015	12.00	1.015	12.00	—	—

(1)

The prices and volumes noted above represent averages for several contracts and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. The natural gas price shown translates all NYMEX positions to an AECO equivalent price. In addition to positions shown here, ARC has entered into additional basis positions.

(2)	Please refer to note 9 to the Notes to the Consolidated Financial Statements for full details of the Trust’s hedging positions as at March 31, 2008.

Table 13 should be interpreted as follows using the second quarter 2008 crude oil hedges as an example.  To accurately analyze the Trust’s hedge position, contracts need to be modeled separately as using average prices and volumes may be misleading.

•                  If the market price is below $55.58, ARC will receive $70.93 less the difference between $55.58 and the market price on 12,000 barrels per day.  For example if the market price is $55.57, the Trust will receive $70.92 on 12,000 barrels per day.

•                  If the market price is between $55.58 and $70.93, ARC will receive $70.93 on 16,000 barrels per day.

•                  If the market price is between $70.93 and $89.04, ARC will receive the market price on 16,000 barrels per day.

•                  If the market price exceeds $89.04, ARC will receive $89.04 on 13,000 barrels per day and the market price for the remaining 3,000 hedged volumes.

Operating Netbacks

The Trust’s operating netback, after realized commodity and related foreign exchange hedging losses increased 20 per cent to $42.18 per boe in the first quarter of 2008 compared to $35.05 per boe in 2007. The increase in netbacks in 2008 is primarily due to a 26 per cent increase in the Trust’s weighted average sales price.  The large increase in revenue was partially offset by an increase in royalty costs and operating costs.  In addition, the Trust’s realized hedging loss of $2.63 per boe in the first quarter of 2008 decreased the netback as compared to realized hedging gains of $1.21 per boe that were recorded in the first quarter of 2007 as an increase to the netback.

The components of operating netbacks are shown in Table 14:

Table 14

Netbacks ($ per boe)	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Gas ($/mcf)	NGL ($/bbl)	Q1 2008 Total ($/boe)	Q1 2007 Total ($/boe)
Weighted average sales price	90.95	64.43	7.80	68.54	66.67	53.08
Other revenue	—	—	—	—	0.27	0.11
Total revenue	90.95	64.43	7.80	68.54	66.94	53.29
Royalties	(14.20)	(6.71)	(1.54)	(19.64)	(11.85)	(9.65)
Transportation	(0.03)	(1.31)	(0.22)	—	(0.73)	(0.81)
Operating costs (1)	(11.35)	(10.90)	(1.37)	(8.11)	(9.55)	(8.99)
Netback prior to hedging	65.37	45.51	4.67	40.79	44.81	33.84
Realized gain (loss) on risk management contracts (2)	(6.50)	—	0.02	—	(2.63)	1.21
Netback after hedging	58.87	45.51	4.69	40.79	42.18	35.05

(1)

Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between oil, heavy oil, natural gas and natural gas liquids production.

(2)	Realized loss on risk management contracts excludes the settlement amount for the treasury interest rate lock contracts that were unwound during the first quarter of 2008.

Royalties as a percentage of pre-hedged commodity revenue net of transportation costs remained constant at 18 per cent for both 2008 and 2007 at $11.85 per boe and $9.65 per boe, respectively.  The Trust’s current estimate, using forward prices as of the date of this MD&A, is that under the New Royalty Framework (“Framework”), the corporate average royalty rate for the Trust will increase from 18 per cent to approximately 23 per cent of revenue. This estimate will vary based on prices, production decline of existing wells and performance and location of new wells drilled.

On April 10, 2008, the Alberta Government announced revisions to the Framework that will take effect on January 1, 2009.  The revisions to the Framework include a deep resource program that will provide royalty relief for high cost oil and natural gas development.  The program only applies to oil wells greater than 2,000 metres in depth and natural gas wells greater than 2,500 metres in depth.  The Trust does not perceive that this revision will benefit the Trust’s current drilling portfolio.

The Trust is actively working with its production accounting system provider to ensure that the proper infrastructure will be in place to allow the Trust to accurately calculate royalties in accordance with the new Framework starting on January 1, 2009.

Operating costs increased to $9.55 per boe in the first quarter of 2008 compared to $8.99 per boe in 2007.  For 2008, the Trust has budgeted $10.20 per boe based on production of 63,000 barrels per day.  The Trust expects a large increase in second quarter operating costs as a result of significant turnarounds that are scheduled for the summer months.  Total operating costs are still projected to be approximately $235 million for the full year of 2008.

Transportation costs were constant year over year and averaged $0.73 per boe in the first quarter of 2008.

General and Administrative Expenses and Trust Unit Incentive Compensation

Cash G&A expenses net of overhead recoveries on operated properties increased six per cent to $9.3 million in the first quarter of 2008 from $8.8 million in 2007. Increases in G&A expenses for 2008 were due to increased staff levels and higher compensation costs.

The Trust accrued $11.9 million under the Whole Trust Unit Incentive Plan (“Whole Unit Plan”) in first quarter of 2008 compared to $0.3 million in 2007.  The large increase in the accrued expense for 2007 was as a result of the appreciation in the trust unit price which closed at $26.38 on March 31, 2008 as compared to $21.25 on March 31, 2007 and $20.40 on December 31, 2007.  At this time, the Trust is revising 2008 full year guidance for G&A to $3.00 per boe, an increase of $0.45 per boe.  The revision is due to the increase in LTIP expense resulting from the appreciation in the unit price and relative performance amongst the Trust’s peers.

The Trust did not make any payments under the Whole Unit Plan for the first quarter of 2008.  A cash payment occurred in April 2008 and included a payout for the performance units issued in April of 2005.  The actual payment for April was $18.3 million of which $14.5 million was recorded in G&A with the remainder $3.8 million being recorded to operating costs and capital projects.  Cash flow from operating activities will be reduced by the full cash payment amount in the second quarter.

Table15 is a breakdown of G&A and trust unit incentive compensation expense:

Table 15

	G&A and Trust Unit Incentive Compensation Expense	Three Months Ended March 31
	($ millions except per boe)	2008	2007	% Change
	G&A expenses	13.2	13.4	(2)
	Operating recoveries	(3.9)	(4.6)	(15)
Whole Unit Plan	- cash	—	—	—
	- accrued	11.9	0.3	3867
	Total G&A and trust unit incentive compensation expense	21.2	9.1	133
	Total G&A and trust unit incentive compensation expense per boe	3.47	1.58	120

Whole Unit Plan

The Whole Unit Plan results in each employee, officer and director (the “plan participants”) receiving cash compensation in relation to the value of a specified number of underlying trust units. The Whole Unit Plan consists of Restricted Trust Units (“RTUs”) for which the number of units is fixed and will vest over a period of three years and Performance Trust Units (“PTUs”) for which the number of units is variable and will vest at the end of three years.

Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions. The cash compensation issued upon vesting of the PTUs is dependent upon the performance of the Trust compared to its peers and indicated by the performance multiplier. The performance multiplier is based on the percentile rank of the Trust’s total unitholder return compared to its peers. Total return is calculated as the sum of the change in the market price of the trust units in the period plus the amount of distributions in the period. The performance multiplier ranges from zero, if ARC’s performance ranks in the bottom quartile, to two for top quartile performance.

Table 16 shows the changes during the quarter of RTUs and PTUs outstanding:

Table 16

Whole Unit Plan (units in thousands and $ millions except per unit)	Number of RTUs	Number of PTUs	Total RTUs and PTUs
Balance, beginning of period	746	903	1,649
Forfeited in the period	(10)	(2)	(12)
Balance, end of period (1)	736	901	1,637
Estimated distributions to vesting date (2)	189	308	497
Estimated units upon vesting after distributions	925	1,209	2,134
Performance multiplier (3)	—	1.6	—
Estimated total units upon vesting	925	1,934	2,859
Trust unit price at March 31, 2008	$26.38	$26.38	$26.38
Estimated total value upon vesting	$24.4	$51.0	$75.4

(1)	Based on underlying units before performance multiplier and accrued distributions.
(2)	Represents estimated additional units to be issued equivalent to estimated distributions accruing to vesting date.
(3)

The performance multiplier only applies to PTUs and was estimated to be 1.6 at March 31, 2008 based on a weighted average calculation of all outstanding grants. The performance multiplier is assessed each period end based on actual results of the Trust relative to its peers.

The value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period with the expense amount being determined by the unit price, the number of PTUs to be issued on vesting, and distributions. Therefore, the expense recorded in the statement of income fluctuates over time.

Table 17 is a summary of the range of future expected payments under the Whole Unit Plan based on variability of the performance multiplier and units outstanding as at March 31, 2008:

Table 17

Value of Whole Unit Plan as at March 31, 2008	Performance multiplier
(units thousands and $ millions except per unit)	-	1.0	2.0
Estimated units to vest
RTUs	925	925	925
PTUs	—	1,209	2,418
Total units (1)	925	2,134	3,343
Trust unit price (2)	26.38	26.38	26.38
Trust unit distributions per month (2)	0.20	0.20	0.20
Value of Whole Unit Plan upon vesting	24.4	56.3	88.2
Officers	2.6	17.3	32.0
Directors	1.9	1.9	1.9
Staff	19.9	37.1	54.3
Total payments under Whole Unit Plan (3)	24.4	56.3	88.2
2008	11.1	20.3	29.5
2009	8.4	18.5	28.5
2010	4.9	17.5	30.2

(1)	Includes additional estimated units to be issued for accrued distributions to vesting date.
(2)

Values will fluctuate over the vesting period based on the volatility of the underlying trust unit price and distribution levels. Assumes future trust unit price of $26.38 per trust unit and distributions of $0.20 per unit per month based on current levels.

(3)

Upon vesting, a cash payment is made equivalent to the value of the underlying trust units. The payment is made on vesting dates in April and October of each year and at that time is reflected as a reduction of cash flow from operating activities.

Due to the variability in the future payments under the plan, the Trust estimates that between $24.4 million and $88.2 million will be paid out from 2008 through 2010 based on the current trust unit price, distribution levels and the Trust’s market performance relative to its peers.

Interest Expense

Interest expense decreased to $8.8 million in the first quarter of 2008 from $9.9 million in 2007 due to a decrease in interest rates. Current U.S. treasury interest rates have decreased by two per cent in the first four months of 2008 resulting in lower borrowing costs for the Trust in 2008.  In addition, the Bank of Canada followed the U.S. by posting rate reductions of 75 basis points.  As at March 31, 2008, the Trust had $720 million of debt outstanding, of which $224 million was fixed at a weighted average rate of five per cent and $496 million was floating at current market rates plus a credit spread of 60 basis points. Fifty-three per cent of the Trust’s debt is denominated in U.S. dollars.

Foreign Exchange Gains and Losses

In the first quarter of 2008, the Trust recorded a loss of $15 million on foreign exchange transactions compared to a gain of $5 million in 2007. These amounts include both realized and unrealized foreign exchange gains and losses.

Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments and hedging settlements.

Unrealized foreign exchange gains and losses are due to revaluation of U.S. denominated debt balances. The movement of the Canadian dollar at the end of the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. The unrealized gain/loss impacts net income but does not impact cash flow from operating activities as it is a non-cash amount. From December 31, 2007 to March 31, 2008, the Cdn$/US$ exchange rate decreased from 1.01 to 0.97 creating an unrealized loss of $15 million on U.S. dollar denominated debt.  ARC has entered into forward contracts to lock in exchange rates for principle repayments on US$127.2 million of the US$218 million debt outstanding.  The forward contracts had a mark-to-market gain position at March 31, 2008 of $9.6 million.  This amount has been included in the unrealized risk management contracts on the Consolidated Statement of Income and Deficit.

Taxes

In the first quarter of 2008 the Trust recorded a future income tax expense of $0.5 million versus an income tax recovery of $11.4 million in the first quarter of 2007. The future tax liability on the balance sheet reflects the estimated tax liability associated with the Trust’s income tax pools being less than the net book value of the Trust’s assets. Each quarter as the Trust makes distributions it effectively passes the taxable income in the current period on to it’s unitholders.

On February 26, 2008, the Federal Government announced as part of the Federal budget that the provincial component of the Trust tax is to be calculated based on the general provincial rate in each province in which the Trust has a permanent establishment.  This is the same way a corporation would calculate its provincial tax rate, and is different than the original calculation of the Trust tax which had a deemed provincial rate of 13 per cent rather than Alberta’s provincial rate of 10 per cent.  There will no longer be a difference in the provincial rate applicable to a Trust as compared to a corporation.  At the time of writing this MD&A, the Federal budget had not been substantively enacted and therefore, a reduction in the tax rate used for the Trust’s future income tax calculation has not been reflected.  Management and the Board of Directors continue to review the impact of this tax on our business strategy and while there has not been a decision as to ARC’s future direction, at this time we are of the opinion that the conversion from a trust to a corporation may be the most logical and tax efficient alternative for ARC unitholders. We expect future technical interpretations and details will further clarify the legislation. At the present time, ARC believes that if structural or other similar changes are not made, the after-tax distribution amount in 2011 to taxable Canadian investors will remain approximately the same, however, will decline for both tax-deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.) and foreign investors.

Depletion, Depreciation and Accretion of Asset Retirement Obligation

The depletion, depreciation and accretion (“DD&A”) rate decreased to $15.92 per boe in the first quarter of 2008 from $16.36 per boe in 2007. The lower DD&A rate is driven by the Trust’s increased amount of undeveloped land which is excluded from the depletable base when calculating the rate.  Total depletion of oil & gas assets increased by $3.1 million due to an increase in the Trust’s production volumes for the quarter.

A breakdown of the DD&A rate is a follows:

Table 18

DD&A Rate	Three Months Ended March 31
($ millions except per boe amounts)	2008	2007	% Change
Depletion of oil & gas assets (1)	94.7	91.6	3
Accretion of asset retirement obligation (2)	2.3	2.9	(21)
Total DD&A expense	97.0	94.5	3
DD&A rate per boe	15.92	16.36	(3)

(1)	Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the PP&E balance and is being depleted over the life of the reserves.
(2)	Represents the accretion expense on the asset retirement obligation during the year.

Capital Expenditures and Net Acquisitions

During the first quarter of 2008, the Trust spent $111.3 million on capital expenditures which includes $28.8 million for purchases of undeveloped land at land sales.  In addition, $10.1 million was spent on net acquisitions of both producing property acquisitions and undeveloped land property acquisitions.  The following summarizes the Trust’s first quarter spending as it relates to our key strategic focus areas:

Resource Plays

Total spending of $20.3 million excluding land purchases for projects in the Montney resource play as well as the Trust’s natural gas from coal (“NGC”) projects.  In the Montney, ARC spent a total of $16.6 million during the quarter that included costs to drill four horizontal wells in Dawson that are expected to be completed in the third quarter as well as costs for seismic in the Sunrise area.  In addition, $3.7 million was spent on NGC projects during the quarter.

EOR Initiatives

Total spending of $10 million included $2.3 million spent towards completing a 40 well infill drilling program at Weyburn where the Trust participates in the CO2 flooding project that is operated by EnCana.  In addition, the Trust has spent $2.6 million on the Redwater CO2 injection pilot project.

Conventional Assets

Total spending of $52.2 million, excluding land purchases, for various projects including drilling and completing 11 oil wells (7.3 net) in the Pembina Cardium area, eight of which were brought on production during the quarter, in southwest Saskatchewan, 22 shallow gas wells were drilled with a total 24 wells brought on production including two wells that were drilled in the fourth quarter of 2007.    In addition, the Trust spent approximately $3 million on seismic in Ante Creek and other core areas as well as $3.7 million on a horizontal injection well at Ante Creek as part of a secondary recovery waterflood project.

Acquisitions and Dispositions

Total net spending in the quarter was $10.1 million.  The Trust acquired undeveloped lands through property acquisitions for $13.9 million.  This was offset by minor undeveloped land property dispositions of $3.7 million.

A breakdown of capital expenditures and net acquisitions is shown in Table 19:

Table 19

Capital Expenditures	Three Months Ended March 31
($ millions)	2008	2007	% Change
Geological and geophysical	5.5	4.9	12
Drilling and completions	64.4	55.1	17
Plant and facilities	11.6	16.8	(31)
Undeveloped land	28.8	0.2	14,300
Other capital	1.0	0.5	100
Total capital expenditures	111.3	77.5	44
Producing property acquisitions (1)	—	0.2	(100)
Undeveloped land property acquisitions	13.9	—	100
Producing property dispositions (1)	(0.2)	—	100
Undeveloped land property dispositions	(3.6)	—	100
Total capital expenditures and net acquisitions	121.4	77.7	56

(1)	Value is net of post-closing adjustments.

Approximately 72 per cent of the $111.3 million capital program in the first quarter of 2008 was financed with cash flow from operating activities compared to 59 per cent in 2007. Property acquisitions were financed through debt and working capital.

Table 20

	Three Months Ended March 31, 2008			Three Months Ended March 31, 2007
Source of Funding of Capital Expenditures and Net Acquisitions ($ millions)	Development Capital	Net Acquisitions	Total Expenditures	Development Capital	Net Acquisitions	Total Expenditures

Expenditures	111.3	10.1	121.4	77.5	0.2	77.7

Cash flow from operating activities	72%	—	66%	59%	—	59%
Proceeds from DRIP and Rights Plan	25%	—	23%	36%	—	36%
Debt	3%	100%	11%	5%	100%	5%
	100%	100%	100%	100%	100%	100%

Asset Retirement Obligation and Reclamation Fund

The Asset Retirement Obligation (“ARO”) decreased by $0.8 million in the first quarter of 2008 to $139.2 million ($140 million at December 31, 2007) for future abandonment and reclamation of the Trust’s properties.

Included in the March 31, 2008 ARO balance is a $0.6 million increase related to development activities in the first quarter of 2008.  The ARO liability was also increased by $2.3 million for accretion expense in the first quarter and was reduced by $3.7 million for actual abandonment expenditures incurred in the first quarter of 2008.

The Trust maintains two reclamation funds that together held $26.1 million at March 31, 2008, one exclusively for the reclamation of the Redwater property and the other for all of the Trust’s other properties.

In total, ARC contributed $3 million cash to its reclamation funds in the first quarter of 2008 and earned interest of $0.3 million on the fund balances. The fund balances were reduced by $3.6 million for cash-funded abandonment expenditures in the first quarter of 2008.

Capitalization, Financial Resources and Liquidity

A breakdown of the Trust’s capital structure is detailed in Table 21 as at March 31, 2008 and December 31, 2007:

Table 21

Capital Structure and Liquidity ($ millions except per cent and ratio amounts)	March 31, 2008	December 31, 2007
Net debt obligations (1)	770.1	752.7
Market value of trust units and exchangeable shares (2)	5,663.8	4,349.3
Total capitalization (3)	6,433.9	5,102.0
Net debt as a percentage of total capitalization	12.0%	14.8%
Net debt to annualized cash flow from operating activities	0.9	1.1

(1)

Net debt is a non-GAAP measure and is calculated as long-term debt plus current liabilities less the current assets as they appear on the Consolidated Balance Sheets. Net debt excludes current unrealized amounts pertaining to risk management contracts and the current portion of future income taxes.

(2)

Calculated using the total units outstanding at March 31, 2008 including the total number of units issuable for exchangeable shares at March 31, 2008 multiplied by the closing trust unit price of $26.38.

(3)

Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

The Trust has a Cdn$800 million syndicated credit facility that expires in April 2010 and a Cdn$25 million demand working capital facility in addition to US$218 million in senior secured notes currently outstanding.  On April 15, 2008 ARC extended the credit facility to April 2011 under the same terms.  This facility was arranged by RBC Capital Markets and Scotia Capital and includes an additional nine domestic and international banks.  The Trust’s debt agreements contain a number of covenants all of which were met as at March 31, 2008; these agreements are available at www.SEDAR.com.  The major financial covenants are described below:

•                     Long-term debt is not to exceed three times annualized cash flow from operating activities prior to interest expense, expenditures on site restoration and reclamation and changes in non-cash working capital.

•                     Long-term debt is not to exceed 50 per cent of unitholders equity plus long-term debt.

As at March 31, 2008 ARC has approximately $300 million available under its bank credit facility and the ability to issue an additional $100 million of long-term notes under an agreement with one lender.  This option, which will expire in May 2009, would allow the Trust to issue long-term notes at a rate equal to the related U.S. treasuries corresponding to the term of the notes plus an appropriate credit risk adjustment at the time of issuance.

Unitholders’ Equity

At March 31, 2008, there were 214.7 million trust units issued and issuable for exchangeable shares, an increase of 1.5 million trust units from December 31, 2007. The increase in number of trust units outstanding is mainly attributable to the 1.2 million trust units issued pursuant to the DRIP during the first quarter of 2008 at an average price of $21.49 per unit.

The Trust had 28 thousand rights outstanding as of March 31, 2008 under an employee plan where further rights issuances were discontinued in 2004. The rights have a five-year term and vested equally over three years from the date of grant. The remaining rights may be exercised to purchase trust units at an average adjusted exercise price of $9.36 per unit as at March 31, 2008. All of the rights were fully vested at December 31, 2007 and will expire on or before December 31, 2008.

Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. During the first quarter of 2008, the Trust raised proceeds of $25.8 million and issued 1.2 million trust units pursuant to the DRIP.

Distributions

ARC declared distributions of $126.8 million ($0.60 per unit), representing 60 per cent of 2008 first quarter cash flow from operating activities compared to distributions of $123.1 million ($0.60 per unit), representing 71 per cent of cash flow from operating activities in 2007.

Monthly distributions for the first quarter of 2008 were $0.20 per unit. In light of the strong commodity price environment, the Board of Directors have re-affirmed our base distribution of $0.20 per unit and have approved a monthly “top-up” distribution of $0.04 per unit. This will bring ARC’s total distribution to $0.24 per unit per month beginning with the June 16, 2008 payment. The “top-up distribution will be reviewed on a quarterly basis but is expected to stay in place as long as commodity prices maintain their current strength. Revisions are approved at the discretion of the Board of Directors and are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time. The following items, outlined in Table 22, may be deducted from cash flow from operating activities to arrive at distributions to unitholders: the portion of capital expenditures that are funded with cash flow from operating activities, an annual contribution to the reclamation funds, debt principal repayments from time to time as determined by the board of directors and income taxes that are not passed on to unitholders.

Cash flow from operating activities and distributions in total and per unit are detailed in Table 22:

Table 22

	Three Months Ended March 31 ($millions)			Three Months Ended March 31 ($ per unit)
Cash flow from operating activities and distributions	2008	2007	% Change	2008	2007	% Change
Cash flow from operating activities	209.9	172.3	22	0.98	0.83	18
Reclamation fund contributions (1)	(3.3)	(3.3)	—	(0.02)	(0.02)	—
Capital expenditures funded with cash flow from operating activities	(79.8)	(45.9)	74	(0.37)	(0.22)	68
Other (2)	—	—	—	0.01	0.01	—
Distributions	126.8	123.1	3	0.60	0.60	—

(1)	Includes interest income earned on the reclamation fund balances that is retained in the reclamation funds.
(2)

Other represents the difference due to distributions paid being based on actual trust units outstanding at each distribution date whereas per unit cash flow from operating activities, reclamation fund contributions and capital expenditures funded with cash flow from operating activities are based on weighted average outstanding trust units in the year plus trust units issuable for exchangeable shares at year-end.

Please refer to the Trust’s website at www.arcenergytrust.com  for details on 2008 monthly distributions and distribution dates for 2008.

Environmental Legislation impacting the Trust

The Alberta government announced legislation (Bill 3) to reduce greenhouse gas emissions on March 8, 2007. At this time, the Trust has determined that the impact of this legislation is minimal and limited to ARC’s very minor working interest in several facilities subject to this legislation.

As a follow-up to the Federal Government’s previously announced “Greenhouse Gas Regulatory Framework” additional information has been provided as of March 2008.  Proposed regulations are expected to come into force on January 1, 2010. In all sectors, the required reduction from 2006 emission intensity will be 18 per cent by the beginning of 2010, with two per cent continuous improvement every year after that, as laid out in the April 2007 framework. For the upstream oil and gas sector, each facility receives an individual target of an 18 per cent reduction from its own 2006 emission intensity.

On February 19, 2008 the British Columbia government introduced a consumer-based carbon tax. ARC will be required to pay tax on all fuel used in the course of operations in that province. The legislation takes effect on July 1, 2008.

ARC continues to monitor the regulatory landscape in order to assess current and potential future impacts on our business.  At present, the Trust has assessed that the above mentioned legislation will negatively impact the Trust by less than $1 million per year.

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, and lease rental obligations and employee agreements. These obligations are of a recurring and consistent nature and impact the Trust’s cash flows in an ongoing manner. The Trust also has contractual obligations and commitments that are of a less routine nature as disclosed in the following table.

Following is a summary of the Trust’s contractual obligations and commitments as at March 31, 2008:

Table 23

	Payments Due by Period
($ millions)	2008	2009-2010	2011-2012	Thereafter	Total
Debt repayments (1)	6.2	539.3	53.5	121.0	720.0
Interest payments (2)	11.1	20.8	16.0	14.1	62.0
Reclamation fund contributions (3)	5.8	10.2	8.9	71.9	96.8
Purchase commitments	7.3	5.2	4.3	6.3	23.1
Operating leases	5.1	8.6	12.3	88.0	114.0
Derivative contract premiums (4)	9.7	2.9	—	—	12.6
Total contractual obligations (1)	45.2	587.0	95.0	301.3	1,028.5

(1)

Long-term and short-term debt, excluding interest. On April 15, 2008, ARC extended the credit facility to 2011 under the same terms. With this extension, the total contractual obligations in years 2009 - 2010 are decreased to $91 million and increased to $591 million in years 2011 – 2012.

(2)	Fixed interest payments on senior secured notes.

(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)	Fixed premiums to be paid in future periods on certain commodity derivative contracts.

The risk management contract premiums noted in Table 23 are part of the Trust’s commitments related to its risk management program. In addition to these premiums, the Trust has commitments related to its risk management program. As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at March 31, 2008 on the balance sheet as part of risk management contracts.

The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that the Trust has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. The Trust’s 2008 capital budget has been approved by the Board at $435 million. This commitment has not been disclosed in the commitment table (Table 23) as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

The operating leases noted in Table 23 include amounts for the Trust’s head office lease. The current lease expires in May 2010.  In December 2007, the Trust entered into a 13 year lease commitment beginning in 2010 for office space in a new building that is under construction in downtown Calgary.  The new lease commitment is reflected in Table 23.  In addition to the lease commitments included in Table 23, the Trust will incur additional costs to design and construct the office space.  No material commitments have been entered into at this time, however the Trust has currently committed to costs of less than $1 million for consulting costs related to the build out of the office space.

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust’s financial position or results of operations and therefore the commitment table does not include any commitments for outstanding litigation and claims.

The Trust has certain sales contracts with aggregators whereby the price received by the Trust is dependent upon the contracts entered into by the aggregator. This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations.

Off Balance Sheet Arrangements

The Trust has certain lease agreements, all of which are reflected in the Contractual Obligations and Commitments table (Table 23), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of March 31, 2008.

Critical Accounting Estimates

The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

The Trust’s financial and operating results incorporate certain estimates including:

•                                          estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•                                          estimated capital expenditures on projects that are in progress;

•                                          estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future;

•                                          estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices, interest rates, and foreign exchange rates;

•                                          estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and

•                                          estimated future recoverable value of property, plant and equipment and goodwill.

The Trust has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The ARC leadership team’s mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust’s environmental, health and safety policies.

Internal Controls over Financial Reporting & Disclosure Controls and Procedures

ARC is required to comply with Multilateral Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings”, otherwise referred to as Canadian SOX (“C-Sox”). The 2008 certificate requires that the Trust disclose in the interim MD&A any changes in the Trust’s internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect the Trust’s internal control over financial reporting. The Trust confirms that no such changes were made to the internal controls over financial reporting during the first three months of 2008.

Financial Reporting Update

Effective January 1, 2008, the Trust adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation.

Capital Disclosures

Section 1535 establishes standards for disclosing information regarding an entity’s capital and how it is managed.

Financial Instruments – Disclosures, Financial Instruments – Presentation

Sections 3862 and 3863 establish standards for enhancing financial statements users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.  They require that entities provide disclosures regarding the nature and extent of risks arising from financial instruments to which they are exposed both during the reporting period and at the balance sheet date, as well as how the entities manage those risks.

These standards were adopted prospectively.

Future Accounting Changes

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  The new Section will be effective on January 1, 2009.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Trust is currently evaluating the impact of the adoption of this new Section, however does not expect a material impact on its consolidated financial statements.

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit oriented Canadian publicly accountable enterprises.  The Trust is currently evaluating the impacts of this change and developing its plan accordingly.

Forward-Looking Statements

This discussion and analysis contains forward-looking statements as to the Trust’s internal projections, expectations or beliefs relating to future events or future performance within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and the Securities Act (Ontario). In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions and, in particular, includes the material under the heading “2007 Review and 2008 Guidance”. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of ARC Energy Trust (“ARC” or “the Trust”). The projections, estimates and beliefs contained in such forward-looking statements are based on management’s assumptions relating to the production performance of ARC’s oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2007, the continuation of ARC’s historical experience with expenses and production, changes in the capital expenditure budgets relating to undeveloped land or reserve acquisitions. and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties, including the business risks discussed in this MD&A, and related to management’s assumptions set forth herein, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted. Other than the 2008 Guidance which is updated and discussed quarterly, the Trust does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities laws and regulations.

Additional Information

Additional information relating to ARC can be found in the Trust’s Annual Information Form filed on SEDAR at www.sedar.com.

QUARTERLY HISTORICAL REVIEW

(Cdn $ millions, except per	2008	2007				2006
unit amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
FINANCIAL
Revenue before royalties	407.9	338.0	300.2	305.6	307.8	292.5	312.3	306.7
Per unit (1)	1.91	1.59	1.42	1.46	1.48	1.42	1.52	1.51
Cash flow from operating activities (2)	209.9	173.7	179.6	179.4	172.3	159.4	203.4	182.2
Per unit – basic (1)	0.98	0.82	0.85	0.86	0.83	0.77	0.99	0.89
Per unit - diluted	0.98	0.82	0.85	0.86	0.83	0.77	0.98	0.89
Net income	81.3	106.3	120.8	184.9	83.3	56.6	116.9	182.5
Per unit – basic (3)	0.39	0.51	0.58	0.90	0.41	0.28	0.58	0.91
Per unit - diluted	0.38	0.51	0.58	0.89	0.41	0.28	0.58	0.91
Distributions	126.8	125.8	125.0	124.1	123.1	122.3	121.4	120.6
Per unit – basic (4)	0.60	0.60	0.60	0.60	0.60	0.60	0.60	0.60
Total assets	3,592.6	3,533.0	3,460.8	3,432.8	3,540.1	3,479.0	3,335.8	3,277.8
Total liabilities	1,560.4	1,491.3	1,421.4	1,415.3	1,526.6	1,550.6	1,371.3	1,339.9
Net debt outstanding (5)	770.1	752.7	699.8	653.9	729.7	739.1	579.7	567.4
Weighted average trust units (6)	213.8	212.5	210.9	209.5	207.9	206.5	205.1	203.7
Trust units outstanding and issuable (6)	214.7	213.2	211.7	210.2	208.7	207.2	205.7	204.4

CAPITAL EXPENDITURES
Geological and geophysical	5.5	3.0	2.9	4.1	4.9	3.7	2.2	2.8
Land	28.8	42.6	33.0	1.7	0.2	11.8	1.4	14.3
Drilling and completions	64.4	75.2	73.4	25.8	55.1	79.1	76.2	29.8
Plant and facilities	11.6	17.9	21.1	16.3	16.8	26.5	24.6	10.9
Other capital	1.0	0.6	1.5	0.6	0.5	0.8	0.5	0.8
Total capital expenditures	111.3	139.3	131.9	48.5	77.5	121.9	104.9	58.6
Property acquisitions (dispositions) net	10.1	5.0	27.3	10.0	0.2	76.4	8.4	2.8
Corporate acquisitions (7)	—	—	—	—	—	16.6	—	—
Total capital expenditures and net acquisitions	121.4	144.3	159.2	58.5	77.7	214.9	113.3	61.4

OPERATING
Production
Crude oil (bbl/d)	29,064	28,682	28,437	28,099	29,520	29,605	29,108	27,805
Natural gas (mmcf/d)	204.3	187.4	173.3	176.7	183.0	179.5	173.4	178.5
Natural gas liquids (bbl/d)	3,856	4,067	3,795	4,088	4,161	4,144	4,166	4,247
Total (boe per day 6:1)	66,976	63,989	61,108	61,637	64,175	63,663	62,178	61,803
Average prices
Crude oil ($/bbl)	89.72	77.53	73.40	65.21	60.79	58.26	71.84	71.86
Natural gas ($/mcf)	7.80	6.32	5.52	7.38	7.75	6.99	6.10	6.35
Natural gas liquids ($/bbl)	68.54	62.75	55.64	52.76	48.04	46.51	56.60	54.44
Oil equivalent ($/boe)	66.67	57.26	53.28	54.37	53.18	49.82	54.45	54.42

TRUST UNIT TRADING (based on intra-day trading) unit prices
High	27.06	21.55	22.60	23.86	23.02	29.22	30.74	28.61
Low	20.00	18.90	19.00	20.78	20.05	19.20	25.25	24.35
Close	26.38	20.40	21.17	21.74	21.25	22.30	27.21	28.00
Average daily volume (thousands)	863	624	503	599	658	1,125	614	548

(1)	Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares.
(2)	This is a GAAP measure and a change from the non-GAAP measure reported in prior reports. Refer to non-GAAP section.
(3)	Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding (excluding trust units issuable for exchangeable shares).
(4)	Based on number of trust units outstanding at each distribution date.
(5)	Net debt excludes the current unrealized risk management contracts asset and liability and the current portion of future income taxes.
(6)	Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.
(7)	Represents total consideration for the corporate acquisition including fees but prior to working capital, asset retirement obligation and future income tax liability assumed on acquisition.

CONSOLIDATED BALANCE SHEETS (unaudited)

As at March 31 and December 31

(Cdn$ millions)	2008	2007
ASSETS
Current assets
Cash	$2.4	$7.0
Accounts receivable (Note 3)	173.9	162.5
Prepaid expenses	18.0	15.0
Risk management contracts (Note 9)	5.8	13.1
Future income taxes	22.4	4.0
	222.5	201.6
Reclamation funds (Note 4)	26.1	26.1
Risk management contracts (Note 9)	16.1	4.7
Property, plant and equipment	3,170.3	3,143.0
Goodwill	157.6	157.6
Total assets	$3,592.6	$3,533.0

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 5)	$202.0	$180.6
Distributions payable	42.4	42.1
Risk management contracts (Note 9)	77.5	57.6
	321.9	280.3
Risk management contracts (Note 9)	21.9	28.2
Long-term debt (Note 6)	720.0	714.5
Accrued long-term incentive compensation (Note 15)	19.6	12.1
Asset retirement obligations (Note 7)	139.2	140.0
Future income taxes	337.8	316.2
Total liabilities	1,560.4	1,491.3

COMMITMENTS AND CONTINGENCIES (Note 17)

NON-CONTROLLING INTEREST
Exchangeable shares (Note 10)	40.1	43.1

UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 11)	2,499.3	2,465.7
Contributed surplus (Note 14)	0.2	1.7
Deficit (Note 12)	(511.4)	(465.9)
Accumulated other comprehensive income (loss) (Note 12)	4.0	(2.9)
Total unitholders’ equity	1,992.1	1,998.6
Total liabilities and unitholders’ equity	$3,592.6	$3,533.0

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT (unaudited)

For the three months ended March 31

(Cdn$ millions, except per unit amounts)	2008	2007

REVENUES
Oil, natural gas, and natural gas liquids	$407.9	$307.8
Royalties	(72.2)	(55.8)
	335.7	252.0
(Loss) gain on risk management contracts (Note 9)
Realized	(29.5)	7.0
Unrealized	(18.7)	(20.9)
	287.5	238.1

EXPENSES
Transportation	4.4	4.7
Operating	58.2	51.9
General and administrative	21.2	9.1
Interest on long-term debt (Note 6)	8.8	9.9
Depletion, depreciation and accretion	97.0	94.5
Loss (gain) on foreign exchange	15.0	(5.0)
	204.6	165.1

Future income tax (expense) recovery	(0.5)	11.4
Net income before non-controlling interest	82.4	84.4
Non-controlling interest (Note 10)	(1.1)	(1.1)
Net income	$81.3	$83.3

Deficit, beginning of period	$(465.9)	$(463.2)
Distributions paid or declared (Note 13)	(126.8)	(123.1)
Deficit, end of period (Note 12)	$(511.4)	$(503.0)

Net income per unit (Note 16)
Basic	$0.39	$0.41
Diluted	$0.39	$0.41

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER

COMPREHENSIVE INCOME (unaudited)

For the three months ended March 31

(Cdn$ millions)	2008	2007

Net income	$81.3	$83.3

Other comprehensive income, net of tax
(Loss) gain on financial instruments designated as cash flow hedges (1)	(2.9)	1.2
De-designation of cash flow hedge (2) (Note 9)	10.0	—
Gains and losses on financial instruments designated as cash flow hedges in prior periods realized in net income in the current period (3) (Note 9)	(0.4)	(0.1)
Net unrealized gains on available-for-sale reclamation funds’ investments (4)	0.2	—
Other comprehensive income	6.9	1.1
Comprehensive income	$88.2	$84.4

Accumulated other comprehensive loss, beginning of period	(2.9)	—
Application of initial adoption	—	4.9
Other comprehensive income	6.9	1.1
Accumulated other comprehensive income, end of period (Note 12)	$4.0	$6.0

(1)	Amount is net of future tax recovery of $1.1 million for the period ended March 31, 2008 (net of tax liability of $0.5 million in 2007).
(2)	Amount is net of future tax recovery of $3.6 million for the period ended March 31, 2008.
(3)	Amount is net of future tax expense of $0.1 million for the period ended March 31, 2008 (nominal in 2007).
(4)	Amount is net of future tax expense of $0.1 million for the period ended March 31, 2008 (nominal in 2007).

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three months ended March 31

(Cdn$ millions)	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$81.3	$83.3
Add items not involving cash:
Non-controlling interest (Note 10)	1.1	1.1
Future income tax expense (recovery)	0.5	(11.4)
Depletion, depreciation and accretion	97.0	94.5
Non-cash loss on risk management contracts (Note 9)	18.7	20.9
Non-cash loss (gain) on foreign exchange	15.0	(5.2)
Non-cash trust unit incentive compensation (Notes 14 and 15)	13.8	0.6
Expenditures on site restoration and reclamation (Note 7)	(3.7)	(4.7)
Change in non-cash working capital	(13.8)	(6.8)
	209.9	172.3

CASH FLOWS FROM FINANCING ACTIVITIES
(Repayment) issuance of long-term debt under revolving credit facilities, net	(9.3)	7.8
Issue of trust units	2.8	1.1
Cash distributions paid (Note 13)	(101.3)	(96.2)
Change in non-cash working capital	0.9	1.7
	(106.9)	(85.6)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(10.1)	(0.2)
Proceeds on disposition of petroleum and natural gas properties	0.1	—
Capital expenditures	(109.4)	(77.3)
Net reclamation fund withdrawals (contributions) (Note 4)	0.2	(1.2)
Change in non-cash working capital	11.6	(10.8)
	(107.6)	(89.5)
DECREASE IN CASH	(4.6)	(2.8)
CASH, BEGINNING OF PERIOD	7.0	2.8
CASH, END OF PERIOD	$2.4	$—

See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2008 and 2007

(all tabular amounts in Cdn$ millions, except per unit amounts)

1.     SUMMARY OF ACCOUNTING POLICIES

The unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual audited financial statements, except as highlighted in Note 2.  The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles (“GAAP”) applicable for annual consolidated financial statements.  Accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Trust’s 2007 annual report.

2.     NEW ACCOUNTING POLICIES

Effective January 1, 2008, the Trust adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation.

Capital Disclosures

Section 1535 establishes standards for disclosing information regarding an entity’s capital and how it is managed.

Financial Instruments – Disclosures, Financial Instruments – Presentation

Sections 3862 and 3863 establish standards for enhancing financial statements users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.  They require that entities provide disclosures regarding the nature and extent of risks arising from financial instruments to which they are exposed both during the reporting period and at the balance sheet date, as well as how the entities manage those risks.

These standards were adopted prospectively.

Future Accounting Changes

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  The new Section will be effective on January 1, 2009.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Trust is currently evaluating the impact of the adoption of this new Section, however does not expect a material impact on its consolidated financial statements.

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit oriented Canadian publicly accountable enterprises.  The Trust is currently evaluating the impacts of this change and developing its plan accordingly.

3.     FINANCIAL ASSETS AND CREDIT RISK

Credit risk is the risk of financial loss to the Trust if a partner or counterparty to a financial instrument fails to meet its contractual obligations.  The Trust is exposed to credit risk with respect to its accounts receivable and risk management contracts. Most of the Trust’s accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks.  The Trust manages this credit risk by entering into sales contracts with only established credit worthy entities and reviewing its exposure to individual entities on a quarterly basis.  The Trust minimizes credit risk on risk management contracts by entering into agreements with counterparties that, at the time of transaction, are not less than an A rating using the Standard & Poors rating system.

Receivables from oil and natural gas marketers are normally collected on the 25th day of the month following production.  The Trust historically has not experienced any collection issues with its oil and natural gas marketers. Joint venture receivables are typically collected within one to three months of the joint interest billing being issued to the partner.  When determining whether amounts that are past due are collectable, management assesses the creditworthiness and past payment history of the partner/counterparty, as well as the nature of the past due amount. ARC considers all amounts greater than 90 days to be past due.  As at March 31, 2008 $3.4 million of accounts receivable are past due, all of which are considered to be collectable. As at March 31, 2008 and December 31, 2007, the Trust’s allowance for doubtful accounts balance is nil.

Maximum credit risk is calculated as the total value of accounts receivable and risk management contracts at the balance sheet date less any liability amounts where there is a legal right to offset.  The Trust only records amounts net on the consolidated balance sheet if the balances are intended to be net settled.   The following table details the Trust’s maximum credit risk as at March 31, 2008 and December 31, 2007:

	March 31, 2008	December 31, 2007
Accounts Receivable	$170.4	$159.5
Risk Management Contracts	21.9	6.8
Maximum Credit Exposure	$192.3	$166.3

In order to mitigate concentration of credit risk, the Trust reviews counterparty exposure on a quarterly basis.  The majority of the $170.4 million and $159.5 million credit exposure on accounts receivable pertains to the revenue accrual for March 2008 and December 2007 production volumes, respectively.  The Trust markets its production to a variety of counterparties of which, at March 31, 2008, no one counterparty owed more than 30 per cent of the total exposure.

4.   RECLAMATION FUNDS

	March 31, 2008		December 31, 2007
	Unrestricted	Restricted	Unrestricted	Restricted
Balance, beginning of period	$14.4	$11.7	$24.8	$6.1
Contributions	2.8	0.2	6.2	5.9
Reimbursed expenditures (1)	(2.6)	(1.0)	(17.5)	(0.6)
Interest earned on funds	0.2	0.1	1.1	0.3
Net unrealized gains and losses on available-for- sale sale investments	0.3	—	(0.2)	—
Balance, end of period (2)	$15.1	$11.0	$14.4	$11.7

(1)                                  Amount differs from actual expenditures incurred by the Trust due to timing differences and discretionary reimbursements.

(2)                                     As at March 31, 2008 the unrestricted reclamation fund held $0.5 million in cash and cash equivalents ($1.5 million at December 31, 2007), with the balance held in investment grade assets.

For the three and twelve months ended March 31, 2008 and December 31, 2007, respectively, nominal amounts relating to available-for-sale reclamation fund assets were classified from accumulated other comprehensive income into the statement of income. The fair value of reclamation fund assets classified as held-to-maturity is $17.1 million as at March 31, 2008 ($17.8 million as at December 31, 2007).  Fair values are obtained from third parties, determined directly by reference to quoted market prices.

5.     FINANCIAL LIABILITIES AND LIQUIDITY RISK

Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they become due. The Trust actively manages its liquidity through cash, distribution policy, and debt and equity management strategies. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional Trust units.   The Trust actively maintains credit and working capital facilities to ensure that it has sufficient available funds to meet its financial requirements at a reasonable cost.

The following table details the Trust’s financial liabilities as at March 31, 2008:

$ millions	1 year	2 - 3 years	4 – 5 years	Beyond 5 years	Total
Accounts payable and accrued liabilities	202.0	—	—	—	202.0
Distributions payable	42.4	—	—	—	42.4
Risk management contracts	77.5	21.9	—	—	99.4
Senior secured notes	6.2	43.4	53.4	121.0	224.0
Syndicated credit facilities (1)	—	496.0	—	—	496.0
Accrued long-term incentive compensation	—	19.6	—	—	19.6
Total financial liabilities	328.1	580.9	53.4	121.0	1,083.4

(1)           On April 15, 2008, the Trust extended the credit facility to 2011 under the same terms. With this extension the total financial liabilities in years 2 - 3 are decreased to $84.9 million and   increased to $549.4 million in years 4 - 5.

Management believes that future cash flows from operating activities and availability under existing banking arrangements will be adequate to settle these financial liabilities.  Refer to Note 6 for further details on available amounts under existing banking arrangements and Note 8 for further details on capital management.

6.     LONG-TERM DEBT

	March 31, 2008	December 31, 2007
Revolving credit facilities
Syndicated credit facility – Cdn$ denominated	$335.6	$344.9
Syndicated credit facility – US$ denominated	160.4	154.1
Senior secured notes
5.42% US$ Note	77.1	74.1
4.94% US$ Note	18.5	17.8
4.62% US$ Note	64.2	61.8
5.10% US$ Note	64.2	61.8
Total long-term debt outstanding	$720.0	$714.5

Various borrowing options exist under the credit facility including prime rate advances, bankers’ acceptances and LIBOR based loans denominated in either Canadian or U.S. dollars.  All drawings under the facility are subject to stamping fees that vary between 60 bps and 110 bps depending on certain consolidated financial ratios.

The following are the significant financial covenants governing the revolving credit facilities:

•      Long-term debt and letters of credit not to exceed three times net income before non-cash items and interest expense;

•      Long-term debt, letters of credit, and subordinated debt not to exceed four times net income before non-cash items and interest expense; and

•      Long-term debt and letters of credit not to exceed 50 per cent of unitholders’ equity and long-term debt, letters of credit, and subordinated debt.

In the event that the Trust enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of the Trust’s assets, the ratios in the first two covenants above are increased to 3.5 and 5.5 times, while the third covenant is increased to 55 per cent for the subsequent six month period.  As at March 31, 2008, the Trust had $4.8 million in letters of credit ($4.8 million as at December 31, 2007), no subordinated debt, and was in compliance with all covenants.

During the first quarter of 2008, the weighted-average effective interest rate under the credit facility was 4.5 per cent (5.5 per cent in the first three months of 2007).

In April 2008 the Trust renewed its syndicated credit facility, extending the maturity date to April 15, 2011.  All other terms under the renewed facility remain unchanged from those disclosed in the December 31, 2007 annual financial statements.

Amounts due under the senior secured notes in the next 12 months of US$6 million have not been included in current liabilities as management has the ability and intent to refinance this amount through the syndicated credit facility.   The fair value of senior secured notes as at March 31, 2008 is $243 million ($226.1 million as at December 31, 2007), and is calculated as the present value of principal and interest payments discounted at the Trust’s credit adjusted risk free rate.

Interest paid during 2008 was $0.8 million less than interest expense.  The difference between interest paid and interest expense for the first three months of 2007 was nominal.

7.    ASSET RETIREMENT OBLIGATIONS

The following table reconciles the Trust’s asset retirement obligations:

	March 31, 2008	December 31, 2007
Balance, beginning of period	$140.0	$177.3
Increase in liabilities relating to development activities	0.6	3.8
Decrease in liabilities relating to change in estimate	—	(34.4)
Settlement of liabilities during the period	(3.7)	(18.2)
Accretion expense	2.3	11.5
Balance, end of period	$139.2	$140.0

The Trust’s weighted average credit adjusted risk free rate as at March 31, 2008 was 6.6 per cent (6.6 per cent as at December 31, 2007).

8.     CAPITAL MANAGEMENT

The Trust’s objectives when managing its capital is to maintain a conservative capital structure which will allow the Trust to:

•      Fund its development and exploration program;

•      Provide financial flexibility to execute on strategic opportunities;

•      Maintain a level of distributions that, in the opinion of Management and the Board of Directors, is sustainable for a minimum period of six months in order to normalize the effect of volatility of commodity prices to unitholders rather than to pass on that volatility in the form of fluctuating distributions; and

•      Maintain a level of distributions which will transfer tax liability to unitholders and minimize taxes paid by the Trust.

The Trust manages the following capital:

•      Trust units and exchangeable shares;

•      Long-term debt; and

•      Working capital (defined as current assets less current liabilities excluding risk management contracts).

When evaluating the Trust’s capital structure, management’s objective is to limit net debt to under 2.0 times annualized cash flow from operating activities and 20 per cent of total capitalization. As at March 31, 2008 the Trust’s net debt to cash flow from operating activities ratio is 0.9 and its net debt to total capitalization ratio is 12 per cent.

($ millions except per unit and per cent amounts)	March 31, 2008	December 31, 2007
Long-term debt	720.0	714.5
Accounts payable and accrued liabilities	202.0	180.6
Distributions payable	42.4	42.1
Cash, accounts receivable and prepaid expenses	(194.3)	(184.5)
Net debt obligations (1)	770.1	752.7

Trust units outstanding and issuable for exchangeable shares	214.7	213.2
Trust unit price	26.38	20.40
Market capitalization (1)	5,663.8	4,349.3
Net debt obligations (1)	770.1	752.7
Total capitalization (1)	6,433.9	5,102.0

Net debt as a percentage of total capitalization	12.0%	14.8%
Net debt obligations to annualized cash flow from operating activities	0.9	1.1

(1)           Market capitalization, net debt obligations and total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities.

Distributions have been held constant at $0.20/unit since October 2005 and no current taxes have been paid by the Trust in the three months ended March 31, 2008.

The Trust manages its capital structure and makes adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets.  The Trust is able to effect change to its capital structure by issuing new trust units, exchangeable shares, new debt or changing its distribution policy.

In addition to internal capital management the Trust is subject to various covenants under its credit facilities.  Compliance with these covenants is monitored on a quarterly basis and as at March 31, 2008 the Trust is in compliance with all covenants.  Refer to Note 6 for further details.

9.     MARKET RISK MANAGEMENT

The Trust is exposed to a number of market risks that are part of its normal course of business.  The Trust has a risk management program in place that includes financial instruments as disclosed in the risk management section of this note.   ARC’s risk management program is overseen by its risk management committee based on guidelines approved by the Board of Directors.  The objective of the risk management program is to mitigate the Trust’s exposure to commodity price risk, interest rate risk and foreign exchange risk.

In the sections below management has prepared sensitivity analysis in an attempt to demonstrate the effect of changes in these market risk factors on the Trust’s net income.  For the purposes of the sensitivity analysis, the effect of a variation in a particular variable is calculated independently of any change in another variable.  In reality, changes in one factor may contribute to changes in another, which may magnify or counteract the sensitivities.  For instance, recent trends have shown a correlation between the movement in the foreign exchange rate of the Canadian dollar to the US dollar and the West Texas Intermediate posting (“WTI”).

Commodity price risk

The Trust’s operational results and financial condition, and therefore the amount of distributions paid to unitholders, are partially dependent on the commodity prices received for oil and natural gas production. Commodity prices have fluctuated widely during recent years and are determined by weather, economic and, in the case of oil prices, geopolitical factors. Any movement in commodity prices could have an effect on the Trust’s financial condition and therefore on the distributions to unitholders.

ARC manages the risks associated with changes in commodity prices by entering into a variety of risk management contracts (see risk management contracts below).  The following table illustrates the effects of movement in commodity prices on net income due to changes in the fair value of risk management contracts in place at March 31, 2008. The sensitivity is based on a $20 increase and $10 decrease in WTI and $1.50 increase and $1.50 decrease in AECO. The commodity price assumptions are based on management’s assessment of reasonably possible changes in oil and natural gas prices that could occur between March 31, 2008 and the Trust’s next reporting date (June 30, 2008).

	Increase in commodity price		Decrease in commodity price
$ millions	Crude oil	Natural gas	Crude oil	Natural gas
Net Income (decrease) increase	(54.1)	(17.7)	22.9	15.5

As noted above, the sensitivities are hypothetical and based on management’s assessment of reasonably possible changes in commodity prices between the balance sheet date and the Trust’s next reporting date.  The results of the sensitivity should not be considered to be predictive of future performance.  Changes in the fair value of risk management contracts cannot generally be extrapolated because the relationship of change in certain variables to a change in fair value may not be linear.

Interest Rate Risk

The Trust has both fixed and variable interest rates on its debt. Changes in interest rates could result in a significant increase or decrease in the amount the Trust pays to service variable interest rate debt, potentially impacting distributions to unitholders. Changes in interest rates could also result in fair value risk on the Trust’s senior secured notes. Fair value risk of the senior secured notes is mitigated due to the fact that the Trust does not intend to settle its fixed rate debt prior to maturity.

If interest rates applicable to floating rate debt and interest rate swaps were to have increased by 100 bps (1 per cent) it is estimated that the Trust’s net income would decrease by $3.9 million, of which $0.9 million is the result of increased interest expense and $3 million is due to the change in fair value of risk management contracts in place at March 31, 2008.  An opposite change in interest rates will result in an opposite impact on net income.

Foreign Exchange Risk

World oil commodity prices are quoted in U.S. dollars, therefore the price received by Canadian producers is affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. In addition the Trust has U.S. denominated debt of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date.  Variations in the exchange rate of the Canadian dollar could also have a significant positive or negative impact on distributions to unitholders.

ARC has entered into certain risk management contracts to mitigate these risks (see risk management contracts below).  The following table demonstrates the effect of exchange rate movement on net income due to changes in the fair value of risk management contracts in place at March 31, 2008 as well as the unrealized gain or loss on revaluation of outstanding U.S. denominated debt.  The sensitivity is based on a $0.03 Cdn$/US$ increase and $0.03 Cdn$/US$ decrease in the foreign exchange rate.

	Cdn$/US$ exchange rate
$ millions	Increase in Cdn$/US$ rate	Decrease in Cdn$/US$ rate
Gain/Loss on risk management contracts increase (decrease)	1.1	(3.0)
Gain/Loss on foreign exchange (decrease) increase	(8.3)	8.3
Net Income (decrease) I\increase	(7.2)	5.3

As with the other noted risk variables, the sensitivity is based on management’s assessment of reasonably possible changes in the foreign exchange rate that could occur between March 31, 2008 and the Trust’s next reporting date (June 30, 2008).  The results of the sensitivity should not be considered to be predictive of future changes in rates or performance.

Risk Management Contracts

The Trust uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange, interest rates and power.  The Trust considers all of these transactions to be effective economic hedges, however, the majority of the Trust’s contracts do not qualify as effective hedges for accounting purposes.

Following is a summary of all risk management contracts in place as at March 31, 2008 that do not qualify for hedge accounting:

Financial WTI Crude Oil Contracts

		Volume	Bought Put	Sold Put	Sold Call	Bought Call
Term	Contract	Bbl/d	US$/bbl	US$/bbl	US$/bbl	US$/bbl
Apr 08 – Jun 08	Collar	2,000	90.00	—	110.00	—
Apr 08 – Jun 08	Put Spread	1,000	85.00	70.00	—	—
Apr 08 – Jun 08	Put Spread	500	85.00	69.00	—	—
Apr 08 – Jun 08	Put Spread	500	84.00	68.00	—	—
Apr 08 – Jun 08	Put Spread	1,000	79.00	66.00	—	—
Apr 08 – Jun 08	3 – Way Collar	1,000	65.00	52.50	82.50	—
Apr 08 – Jun 08	3 – Way Collar	1,000	65.00	52.50	85.00	—
Apr 08 – Jun 08	Collar	1,000	65.00	—	85.00	—
Apr 08 – Dec 08	3 – Way Collar	1,000	70.00	55.00	90.00	—
Apr 08 – Dec 08	3 – Way Collar	1,000	67.50	52.50	85.00	—
Apr 08 – Dec 08	Collar	1,000	67.50	—	85.00	—
Jul 08 – Dec 08	Collar	2,000	85.00	—	107.50	—

Financial WTI Crude Oil Contracts In Conjunction with 2005 Redwater and North Pembina Cardium Unit Acquisition

		Volume	Bought Put	Sold Put	Sold Call	Bought Call
Term	Contract	Bbl/d	US$/bbl	US$/bbl	US$/bbl	US$/bbl
Apr 08 – Dec 08	3 – Way Collar	2,000	61.50	50.00	85.00	—
Apr 08 – Dec 08	3 – Way Collar	1,000	61.30	50.00	85.00	—
Apr 08 – Dec 08	3 – Way Collar	2,000	61.00	50.00	85.00	—
Jan 09 – Dec 09	3 – Way Collar	5,000	55.00	40.00	90.00	—

Financial AECO Natural Gas Option Contracts

		Volume	Bought Put	Sold Put	Sold Call
Term	Contract	GJ/d	Cdn$/GJ	Cdn$/GJ	Cdn$/GJ
Apr 08 – Jun 08	Collar	10,000	7.25	—	8.50
Apr 08 – Oct 08	Collar	10,000	7.25	—	8.50
Apr 08 – Oct 08	Collar	10,000	7.00	—	9.00
Apr 08 – Oct 08	3 – Way Collar	10,000	7.00	5.75	9.00
Apr 08 – Oct 08	Collar	10,000	6.75	—	8.25

Financial NYMEX Natural Gas Contracts

		Volume	Bought Put	Sold Put	Sold Call
Term	Contract	mmbtu/d	US$/mmbtu	US$/mmbtu	US$/mmbtu
Apr 08 – Jun 08	Collar	10,000	8.50	—	10.00
Apr 08 – Jun 08	Collar	10,000	8.50	—	12.00
Apr 08 – Oct 08	3 – Way Collar	10,000	8.00	6.00	9.60
Apr 08 – Oct 08	3 – Way Collar	10,000	7.80	6.20	9.50
Nov 08 – Mar 09	Collar	10,000	9.25	—	12.00
Nov 08 – Mar 09	Collar	10,000	9.00	—	12.00
Nov 08 – Mar 09	Collar	20,000	8.50	—	11.00

Financial Basis Swap Contract: receive NYMEX Last Day (Ld) or Last 3 Day (L3d); pay AECO (Monthly)

		Volume	Basis Swap
Term	Contract	mmbtu/d	US$/mmbtu
Apr 08 – Oct 08	Basis Swap–L3d	50,000	(1.1930)
Nov 08 – Oct 10	Basis Swap–L3d	50,000	(1.0430)
Nov 10 – Oct 11	Basis Swap–Ld	20,000	(0.4850)
Nov 11 – Oct 12	Basis Swap–Ld	20,000	(0.4050)

Energy Equivalent Swap

Term	Contract	Volume	Swap
Financial WTI Crude Oil Purchase Contract
Apr 08 – Oct 08	Swap	1,000 bbl/d	73.95 Cdn$/bbl

Financial AECO Natural Gas Sales Contract
Apr 08 – Oct 08	Swap	10,000 GJ/d	7.10 Cdn$/GJ

Financial Foreign Exchange Contracts

		Notional
		Volume	Swap	Swap	Bought Put	Sold Put
Term	Contract	MM US$	Cdn$/US$	US$/Cdn$	Cdn$/US$	Cdn$/US$
USD Sales Contracts
Apr 08 – Dec 08	Swap	36.0	1.0150	(0.9852)	—	—
USD Option Contracts
Apr 08 – Dec 08	Put Spread	9.0	—	—	1.0750	1.0300

USD Long-term Principal Debt Repayment Contracts

		Notional
		Volume	Swap	Swap	Bought Put	Sold Put
Settlement Date	Contract	MM US$	Cdn$/US$	US$/Cdn$	Cdn$/US$	Cdn$/US$
December 17, 2012	Forward	9.38	0.9324	(1.0725)	—	—
April 27, 2013	Forward	10.42	0.9454	(1.0578)	—	—
April 27, 2013	Forward	12.50	0.9430	(1.0604)	—	—
December 15, 2013	Forward	9.38	0.9520	(1.0504)	—	—
April 27, 2014	Forward	10.42	0.9743	(1.0264)	—	—
April 27, 2014	Forward	12.50	0.9615	(1.0400)	—	—
December 15, 2014	Forward	9.38	0.9825	(1.0178)	—	—
April 27, 2015	Forward	12.50	0.9825	(1.0178)	—	—
December 15, 2015	Forward	9.40	0.9980	(1.0020)	—	—
April 27, 2016	Forward	12.50	1.0180	(0.9823)	—	—
December 15, 2017	Forward	9.40	1.0184	(0.9819)	—	—
December 15, 2016	Collar	9.40	—	—	1.0600	1.0000

Financial Interest Rate Contracts (1) (2)

			Fixed	Spread on
		Principal	Annual	3 Mo.
Term	Contract	MM US$	Rate %)	LIBOR
Apr 08 – Apr 14	Swap	30.5	4.62	38 bps
Apr 08 – Apr 14	Swap	32.0	4.62	(25.5 bps )

(1)

Starting in 2009, the notional amount of the contracts decreases annually until 2014. The Trust pays the floating interest rate based on a three month LIBOR plus a spread and receives the fixed interest rate.

(2)	Starting in 2009 a mutual put exists where both parties have the right to call on the other party to pay the then current mark-to-market value of the contract.

Following is a summary of all risk management contracts in place as at March 31, 2008 that qualify for hedge accounting:

Financial Electricity Contracts (3)(4)

		Volume	Swap
Term	Contract	MWh	Cdn$ /MWh
Apr 08 – Dec 08	Swap	15.0	60.17
Jan 09 – Dec 09	Swap	15.0	59.33
Jan 10 – Dec 10	Swap	5.0	63.00

(3)         Contracted volume is based on a 24/7 term.

(4)         Includes margin provision on 5MWh per year if contract value exceeds $30 million.  If exercised, a letter of credit would be issued for values in excess of $30 million.

At March 31, 2008, the fair value of the contracts that were not designated as accounting hedges was a loss of $83.3 million.  The Trust recorded a loss on risk management contracts of $48.2 million in the statement of income for the three months ended March 31, 2008 ($13.9 million loss in 2007).  This amount includes the realized and unrealized gains and losses on risk management contracts that do not qualify as effective accounting hedges.

The following table reconciles the movement in the fair value of the Trust’s financial risk management contracts that have not been designated as effective accounting hedges:

	March 31, 2008	March 31, 2007
Fair value, beginning of period	$(64.6)	$(8.7)
Fair value, end of period (1)	(83.3)	(29.6)
Change in fair value of contracts in the period	(18.7)	(20.9)
Realized (losses) gains in the period	(29.5)	7.0
Loss on risk management contracts	$(48.2)	$(13.9)

(1)              Intrinsic value of risk management contracts not designated as effective accounting hedges equals a loss of $57.5 million at March 31, 2008  ($38 million loss at March 31, 2007).

During 2007 the Trust entered into treasury rate lock contracts in order to manage the Trust’s interest rate exposure on future debt issuances.  In the first quarter of 2008 it was determined that the previously anticipated debt issuance was no longer expected to occur and the associated rate lock contracts were unwound at a cost of $13.6 million.  These contracts were designated as effective accounting hedges on their respective contract dates and hedge accounting was applied.  As at March 31, 2008 the $13.6 million loss was removed from Other Comprehensive Income (“OCI”), net of tax and recognized in net income.

The Trust’s fixed price electricity contracts are intended to manage price risk on electricity consumption.  All fixed price electricity contracts were designated as effective accounting hedges on their respective contract dates. A realized gain of $0.5 million for the first three months of 2008 (loss of $0.1 million in 2007) on the electricity contracts has been included in operating costs. The unrealized fair value gain on the electricity contracts of $5.8 million has been recorded on the consolidated balance sheet at March 31, 2008 with the movement in fair value recorded in OCI, net of tax. The fair value movement as at March 31, 2008 amounts to an unrealized gain of $1.8 million.  $3.1 million of the unrealized fair value gain is expected to be recognized in income over the next 12 months.

The following table reconciles the movement in the fair value of the Trust’s financial electricity contracts and treasury rate lock contracts:

	March 31, 2008	March 31, 2007
Fair value, beginning of period (1)	$(3.4)	$7.0
Change in fair value of financial electricity contracts	1.8	1.5
Change in fair value of treasury rate lock contracts prior to de-designation	(6.2)	—
Reclassification of loss on treasury rate lock contracts to net income	13.6	—
Fair value, end of period	$5.8	$8.5

(1)              Includes $7.4 million unrealized loss on treasury rate lock contracts and $4.0 million unrealized gain on electricity contracts.

The fair values of all risk management contracts are determined using published price quotations in an active market through a valuation model.  Significant inputs into this model include forward curves on commodity prices, interest rates and foreign exchange rates.

10.  EXCHANGEABLE SHARES

ARL EXCHANGEABLE SHARES (thousands)	March 31, 2008	December 31, 2007
Balance, beginning of period	1,310	1,433
Exchanged for trust units (1)	(123)	(123)
Balance, end of period	1,187	1,310
Exchange ratio, end of period	2.31374	2.24976
Trust units issuable upon conversion, end of period	2,746	2,947

(1)         During the first three months of 2008, 123,020 ARL exchangeable shares were converted to trust units at an average exchange ratio of 2.29448.

Following is a summary of the non-controlling interest for March 31, 2008 and December 31, 2007:

	March 31, 2008	December 31, 2007
Non-controlling interest, beginning of period	$43.1	$40.0
Reduction of book value for conversion to trust units	(4.1)	(3.7)
Current period net income attributable to non-controlling interest	1.1	6.8
Non-controlling interest, end of period	40.1	43.1
Accumulated earnings attributable to non-controlling interest	$35.2	$34.1

11.  UNITHOLDERS’ CAPITAL

	March 31, 2008		December 31, 2007
	Number of trust units (thousands)	$	Number of trust units (thousands)	$
Balance, beginning of period	210,232	2,465.7	204,289	2,349.2
Issued on conversion of ARL exchangeable shares (Note 10)	288	4.1	261	3.7
Issued on exercise of employee rights (Note 14)	210	3.7	131	2.1
Distribution reinvestment program	1,201	25.8	5,551	110.7
Balance, end of period	211,931	2,499.3	210,232	2,465.7

12.  DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE INCOME

The deficit balance is composed of the following items:

	March 31, 2008	December 31, 2007
Accumulated earnings	$2,272.4	$2,191.1
Accumulated distributions	(2,783.8)	(2,657.0)
Deficit	$(511.4)	$(465.9)
Accumulated other comprehensive income (loss)	4.0	(2.9)
Deficit and accumulated other comprehensive income (loss)	$(507.4)	$(468.8)

The accumulated other comprehensive loss balance is composed of the following items:

	March 31, 2008	December 31, 2007
Unrealized losses on financial instruments designated as cash flow hedges	$3.9	$(2.8)
Net unrealized gains and losses on available-for-sale reclamation funds’ investments	0.1	(0.1)
Accumulated other comprehensive income (loss), end of period	$4.0	$(2.9)

13.  RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES AND DISTRIBUTIONS

Distributions are calculated in accordance with the Trust Indenture. To arrive at distributions, cash flow from operating activities is reduced by reclamation fund contributions including interest earned on the funds, a portion of capital expenditures and, when applicable, debt repayments. The portion of cash flow from operating activities withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

	March 31, 2008	March 31, 2007
Cash flow from operating activities	$209.9	$172.3
Deduct:
Cash withheld to fund current period capital expenditures	(79.8)	(45.9)
Reclamation fund contributions and interest earned on fund balances	(3.3)	(3.3)
Distributions (1)	126.8	123.1
Accumulated distributions, beginning of period	2,657.0	2,159.0
Accumulated distributions, end of period	$2,783.8	$2,282.1
Distributions per unit (2)	$0.60	$0.60
Accumulated distributions per unit, beginning of period	$21.03	$18.63
Accumulated distributions per unit, end of period (3)	$21.63	$19.23

(1)	Distributions include non-cash amounts of $26 million ($27 million in 2007) relating to the distribution reinvestment program.
(2)	Distributions per trust unit reflect the sum of the per trust unit amounts declared monthly to unitholders.
(3)	Accumulated distributions per unit reflect the sum of the per trust unit amounts declared monthly to unitholders since the inception of the Trust in July 1996.

14.  TRUST UNIT INCENTIVE RIGHTS PLAN

A summary of the changes in rights outstanding under the plan for the period ending March 31, 2008 is as follows:

	Number of Rights (thousands)	Weighted Average Exercise Price ($)
Balance, beginning of period	238	8.50
Exercised	210	10.19
Balance before reduction of exercise price	28	9.59
Reduction of exercise price (1)	—	(0.23)
Balance, end of period	28	9.36

(1)       The holder of the right has the option to exercise rights held at the original grant price or a reduced exercise price.

Of the 3,013,569 rights issued on or after January 1, 2003 that were subject to recording compensation expense, 357,999 rights have been cancelled and 2,627,970 rights have been exercised to March 31, 2008.

The following table reconciles the movement in the contributed surplus balance:

CONTRIBUTED SURPLUS	March 31, 2008	December 31, 2007
Balance, beginning of period	$1.7	$2.4
Net benefit on rights exercised (1)	(1.5)	(0.7)
Balance, end of period	$0.2	$1.7

(1)       Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

15. WHOLE TRUST UNIT INCENTIVE PLAN

The Trust recorded non-cash compensation expense of $11.9 million and $1.9 million to general and administrative and operating expenses, respectively, and capitalized $2.0 million to property, plant and equipment in the first quarter of 2008 for the estimated cost of the plan ($0.3 million, $0.3 million and $0.1 million for the three months ended March 31, 2007). The non-cash compensation expense was based on the March 31, 2008 unit price of $26.38 ($21.25 at March 31, 2007), accrued distributions, a weighted average performance multiplier of 1.6 (1.6 in 2007), and the number of units to be issued on maturity.

The following table summarizes the Restricted Trust Unit (“RTU”) and Performance Trust Unit (“PTU”) movement for the three months ended March 31, 2008:

	Number of RTUs (thousands)	Number of PTUs (thousands)
Balance, beginning of period	746	903
Forfeited	(10)	(2)
Balance, end of period	736	901

The following table reconciles the change in total accrued long-term incentive compensation liability relating to the Whole Unit Plan:

	March 31, 2008	December 31, 2007
Balance, beginning of period	$30.3	$26.1
Change in liabilities in the period
General and administrative expense	11.9	3.2
Operating expense	1.9	0.3
Property, plant and equipment	2.0	0.7
Balance, end of period	$46.1	$30.3
Current portion of liability	26.5	18.2
Accrued long-term incentive compensation	$19.6	$12.1

16.   BASIC AND DILUTED PER TRUST UNIT CALCULATIONS

Net income per trust unit has been determined based on the following:

	March 31, 2008	March 31, 2007
Weighted average trust units (1)	211,028	204,990
Trust units issuable on conversion of exchangeable shares (2)	2,746	2,863
Dilutive impact of rights (3)	172	217
Diluted trust units and exchangeable shares	213,946	208,070

(1)       Weighted average trust units excludes trust units issuable for exchangeable shares.

(2)       Diluted trust units include trust units issuable for outstanding exchangeable shares at the period end exchange ratio.

(3)       All outstanding rights were dilutive and therefore have been included in the diluted unit calculation for both 2008 and 2007.

Basic net income per unit has been calculated based on net income after non-controlling interest divided by weighted average trust units. Diluted net income per unit has been calculated based on net income before non-controlling interest divided by diluted trust units.

17.  COMMITMENTS AND CONTINGENCIES

Following is a summary of the Trust’s contractual obligations and commitments as at March 31, 2008:

	Payments Due by Period
($ millions)	2008	2009-2010	2011-2012	Thereafter	Total
Debt repayments (1)	6.2	539.3	53.5	121.0	720.0
Interest payments (2)	11.1	20.8	16.0	14.1	62.0
Reclamation fund contributions (3)	5.8	10.2	8.9	71.9	96.8
Purchase commitments	7.3	5.2	4.3	6.3	23.1
Operating leases	5.1	8.6	12.3	88.0	114.0
Derivative contract premiums (4)	9.7	2.9	—	—	12.6
Total contractual obligations (1)	45.2	587.0	95.0	301.3	1,028.5

(1)           Long-term and short-term debt, excluding interest. On April 15, 2008, the credit facility was extended to 2011 under the same terms. With this extension, the total contractual obligations in years 2009 - 2010 are decreased to $91 million and increased to $591 million in years 2011 – 2012.

(2)       Fixed interest payments on senior secured notes.

(3)       Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)       Fixed premiums to be paid in future periods on certain commodity derivative contracts.

In addition to the above, the Trust has commitments related to its risk management program (See Note 9).

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust’s financial position or results of operations.

ARC Energy Trust is one of Canada’s largest conventional oil and gas royalty trusts with an enterprise value of approximately $6.8 billion. The Trust expects full year 2008 oil and gas production to average approximately 63,000 barrels of oil equivalent per day from six core areas in western Canada. ARC Energy Trust trades on the TSX under the symbol AET.UN and its exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management’s assessment of ARC’s future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and the Ontario Securities Commission. Forward-looking statements in this document include, but are not limited to, ARC’s internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2008 and beyond; the sources, deployment and allocation of expected capital in 2008; and the success of future development drilling prospects. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause ARC’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer